[Clifford Chance US LLP Letterhead]

David W. Bernstein Partner

DIRECT TEL +1 212 878 8342 david.bernstein@cliffordchance.com

January 21, 2005

Securities and Exchange Commission
Washington, D.C. 20549

Re: Registration Statement File No. 333-121132

Ladies and Gentlemen:

On behalf of Lennar Corporation (the “Company”), we request that effectiveness of Registration Statement File No. 333-121132 (the “Registration Statement”) be accelerated to 2:00 p.m. on January 24, 2005, or as soon after that as is practicable.

We are authorized by our client to acknowledge the following on its behalf:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

•	The Company is aware of its obligations under the Securities Act of 1933, as amended.

Very truly yours,

/s/ David W. Bernstein

David W. Bernstein

cc: Lesli Sheppard